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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            AMENDMENT NO. 3
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                             CONRAIL INC.

                       (Name of Subject Company)
                     -----------------------------


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                     -----------------------------


                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                     -----------------------------


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                     -----------------------------


                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996 and November 8, 1996 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.

Item 2.  Tender Offer of the Bidder.

     Item 2 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On November 8, 1996, Norfolk announced that it had amended the Norfolk Offer to purchase all of the outstanding Shares at $110 per Share, rather than $100 per Share (as so amended, the "Norfolk Offer Price"), net to the seller in cash and without interest (as so amended, the "Norfolk Offer"). The other terms and conditions of the Norfolk Offer set forth in the Norfolk Offer to Purchase were not amended by Norfolk. As described earlier in this Item 2 of the Norfolk
Schedule 14D-9, the Norfolk Offer remains subject to certain conditions, which can only be satisfied if the Conrail Board takes action, which it has agreed under the CSX Merger Agreement not to take until after July 12, 1997. In addition, on and after July 12, 1997, the CSX Merger Agreement provides that certain conditions must be satisfied in order for the Conrail Board to take any such action and, in any event, the Conrail Board has no obligation under the PBCL to agree to or recommend any takeover proposal (such as the Proposed Norfolk Transactions) or to take any such action to facilitate any such takeover proposal.

Item 4.  The Solicitation or Recommendation.

     Item 4(a) of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     THE CONRAIL BOARD CONTINUES TO UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS OF CONRAIL SHOULD NOT TENDER THEIR SHARES PURSUANT TO THE NORFOLK OFFER, AND THAT SHAREHOLDERS WHO DESIRE TO RECEIVE CASH NOW FOR A PORTION OF THEIR SHARES SHOULD TENDER THEIR SHARES PURSUANT TO THE CSX OFFER.

     On November 13, 1996, the Conrail Board unanimously approved the issuance of the joint Conrail-CSX press release announcing the foregoing recommendation of the Conrail Board, the full text of which is attached as Exhibit (a)(8) hereto and incorporated herein by reference.


Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(8) Text of press release issued by Conrail and CSX, dated November 13, 1996 (incorporated by reference to Exhibit
               (a)(19) to the CSX 14D-9).


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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CONRAIL INC.



                                        By /s/ Timothy T. O'Toole
                                        -------------------------
                                        Name: Timothy T. O'Toole
                                        Title: Senior Vice
                                        President--Finance


Dated as of November 13, 1996


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                             EXHIBIT INDEX

Exhibit                        Description                         Page No.
-------                        -----------                         --------

*(a)(1)          Text of press release issued by Conrail
                 dated October 23, 1996 (incorporated by
                 reference to Exhibit (a)(9) to the
                 Solicitation/Recommendation Statement on
                 Schedule 14D-9 of Conrail Inc. dated
                 October 16, 1996, as amended (the "CSX 14D-9"))..
*(a)(2)          Text of press release issued by Norfolk,
                 dated October 23, 1996 (incorporated by
                 reference to Exhibit (a)(8) to the CSX
                 14D-9)...........................................
*(a)(3)          Text of press release issued by Conrail and
                 CSX dated November 6, 1996.......................
*(a)(4)          Letter to shareholders of Conrail dated
                 November 6, 1996.................................
*(a)(5)          Text of press release issued by Conrail,
                 dated November 7, 1996 (incorporated by
                 reference to Exhibit (a)(16) to the CSX
                 14D-9)...........................................
*(a)(6)          Text of press release issued by Conrail,
                 dated November 7, 1996 (incorporated by
                 reference to Exhibit (a)(17) to the CSX
                 14D-9)...........................................
*(a)(7)          Text of press release issued by Conrail,
                 dated November 8, 1996 (incorporated by
                 reference to Exhibit (a)(18) to the CSX
                 14D-9)...........................................
 (a)(8)          Text of press release issued by Conrail and
                 CSX, dated November 13, 1996 (incorporated
                 by reference to Exhibit (a)(19) to the CSX
                 14D-9)...........................................
 (b)             Not applicable...................................
*(c)(1)          Pages 4-5 and 9-14 of Conrail's Proxy
                 Statement dated April 3, 1996 (incorporated
                 by reference to Exhibit (c)(7) to the CSX
                 14D-9)...........................................

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                 * Previously filed


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Exhibit                        Description                         Page No.
-------                        -----------                         --------

*(c)(2) Employment Agreement of Mr. David M. LeVan dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(5) to the CSX
                 14D-9).........................................
*(c)(3)          Change of Control Agreement of Mr. David M.
                 LeVan dated as of October 14, 1996
                 (incorporated by reference to Exhibit
                 (c)(6) to the CSX 14D-9).......................
*(c)(4)          Amended Complaint in Norfolk Southern et
                 al. v. Conrail Inc., et al., No. 96-CV-7167,
                 filed on October 28, 1996 in the United
                 States District Court for the Eastern
                 District of Pennsylvania (incorporated by
                 reference to Exhibit (c)(9) to the
                 CSX 14D-9).....................................

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                 * Previously filed